

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 13, 2009

Mr. Jing Xing
Chief Executive Officer and
Co-Chairman of the Board
Asia Premium Television Group, Inc.
Room 602
2 North Tuanjiehu Street, Chaoyang District
Beijing, 100026, People's Republic of China

      Re: Asia Premium Television Group, Inc.
                Form 10-K
                Filed: April 17, 2009
                File No. 33-33263

Dear Mr. Xing:

      We issued comments to you on the above captioned filings on July 13, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 31, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by August 31, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director